

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

March 31, 2016

Robert T. McNally, Ph.D.
President & Chief Executive Officer
GeoVax Labs, Inc.
1900 Lake Park Drive, Suite 380
Smyrna, Georgia 30080

>   **Re: GeoVax Labs, Inc.**
>   **Post-Effective Amendments to Forms S-1**
>   **Filed March 16, 2016**
>   **File Nos. 333-202897, 333-206617 and 333-208549**

Dear Dr. McNally:

We have reviewed your post-effective amendments and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statements and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statements and the information you provide in response to these comments, we may have additional comments.

General

1. We note your disclosure in each of your post-effective amendments that you wish to use Rule 429 to combine the prospectuses in the registration statements with the file numbers 333-202897, 333-206617 and 333-208549. Under Rule 429 you may file a combined prospectus in the latest registration statement and this registration statement will act, upon effectiveness, as a post-effective amendment to the earlier registration statements whose prospectuses have been combined in the latest registration statement. Therefore, please withdraw the post-effective amendments under file numbers 333-202897 and 333-206617 or advise.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, before we can declare the amended registration statement effective, the company should provide us with a letter, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Ronald E. Alper at (202) 551-3329 or Brigitte Lippmann at (202) 551-3713 with any other questions.

Sincerely,

/s/ Brigitte Lippmann (for)

John Reynolds
Assistant Director
Office of Beverages, Apparel and Mining

cc: T. Clark Fitzgerald III, Esq.
    Womble Carlyle Sandridge & Rice, LLP